Stable Road Acquisition Corp.

1345 Abbot Kinney Blvd.

Venice, California 90291

(833) 478-2253

September 27, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention: Michael Killoy

Re:	Stable Road Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted August 9, 2019

CIK No. 0001781162

Dear Mr. Killoy:

Stable Road Acquisition Corp. (the “Company,” “Stable Road,” “we,” “our” or “us”) hereby transmits its response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in the Staff’s letter dated August 23, 2019 (the “Letter”) regarding the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold italics font type.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in the marked version of the Registration Statement. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

Draft Registration Statement on Form S-1 filed August 9, 2019

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We hereby advise the Staff that we will supplementally provide the Staff with copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act. We further advise the Staff that investors will not retain copies of such materials.

U.S. Securities and Exchange Commission

Division of Corporation Finance

September 27, 2019

Summary, page 1

2.	We note the disclosure on page 16 that NASDAQ rules require that the initial business combination have an aggregate fair market value of at least 80% of the value of the assets held in the trust account. We also note the risk factor on page 30 that NASDAQ may delist your securities from trading on its exchange. Please revise the disclosure throughout the prospectus to clarify, if true, that the 80% test would no longer apply if you are delisted from Nasdaq and add appropriate risk factor disclosure.

We have revised the Registration Statement (pages 6, 16, 86, 91 and 102) to clarify that if our securities are not listed on Nasdaq after this offering, we would not be required to satisfy the 80% test.

Management, page 99

3.	Please disclose Mr. Quiroga's experience, qualifications, attributes or skills that led to the conclusion that he should serve as a director for the registrant, as required by Item 401(e)(1) of Regulation S-K.

We hereby advise the Staff that Mr. Quiroga will serve solely as our Chief Investment Officer and not as a director. Accordingly, no additional disclosure is required pursuant to Item 401(e)(1) of Regulation S-K.

Signatures, page II-8

4.	Please include the signatures of a majority of the board of directors, as required by Instruction 1 to the Signatures to Form S-1.

We hereby advise the Staff that Mr. Kabot, who is currently the sole member of our board of directors, has signed the Registration Statement.

Exhibits

5.        Please file the consent for Mr. Norris.

We hereby advise the Staff that the consent for Mr. Norris will be filed as exhibit 99.5 to the Registration Statement.

* * ** *

U.S. Securities and Exchange Commission

Division of Corporation Finance

September 27, 2019

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact Stable Road’s legal counsel, Stuart Neuhauser, Esq., or Joshua Englard, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

STABLE ROAD ACQUISITION CORP.

By:	/s/ Brian Kabot
	Name:	Brian Kabot
	Title:	Chairman and Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP Graubard Miller